April 22, 2024

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Service

Attention:

Dear Sir/Madam,

Re:	Kioni Holdings Ltd Amendment No.2 to Registration Statement on Form S-1 Filed April 12, 2024 File No. 333-277004

Pursuant to Rule 461 promulgated of the Securities Act of 1933, as amended, Kioni Holdings Limited (the "Registrant") hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-1 be accelerated to Tuesday, April 23, 2024 at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Yours faithfully

For and on behalf of
Kioni Holdings Limited

/s/ Elvis Diao
Elvis Diao
Director